

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256





21st July, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2006

Further to our letter dated 21st July, 2006 forwarding the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2006, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the quarter ended 30th June, 2006

Net Turnover up 25.7%
21.1% growth in Underlying Post-tax Profits
Non-Cigarette businesses now constitute 50.2 % of Net Turnover

ITC's **Net Turnover** at Rs.2850 crores posted a strong growth of 25.7% driven by the non-cigarette businesses which grew by 44% during the quarter and now account for 50.2% of the Company's Net Turnover. The key growth drivers were the continued ramp up of the Foods business, higher agri-business revenues and a strong performance by the Hotels business.

The Company's **post-tax profit** for the quarter ended 30th June 2006 at Rs. 652.28 crores recorded a 16.8% growth while pre-tax profit at Rs. 967.15 crores grew by 16.5%. **Earnings Per Share** for the quarter stood at Rs.1.74.

Underlying growth in profits is even more commendable at 20.4% pre-tax and 21.1% post-tax after adjusting for the once-off income (Rs.26.77 crores pre-tax; Rs.19.49 crores post-tax) included in the financials for the quarter ended 30th June2005, arising from the settlement reached with the owners of Searock Hotel in May 2005.

FMCG - Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales growing 62% over last year.

The '**Sunfeast**' range of biscuits stood further expanded with the introduction of '**Sweet 'n Salt Crackers**' in target markets during the quarter. Product mix witnessed continued improvement on the back of enhanced sales of value added products like Creams, Cookies etc. Apart from tying up additional outsourced manufacturing capacity, the business is also in the process of establishing its own production facilities across the country, including in tax-exempt zones, with a view to servicing proximal markets in an efficient and cost-effective manner.

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India

In the Staples category, **'Aashirvaad Atta'** continued to grow from strength to strength consolidating its position as the clear leader amongst national branded players. Sales of 'Aashirvaad Atta' during the quarter doubled over last year. Plans are on the anvil to launch a range of value added variants with a view to augmenting product range.

Product portfolio in the 'Confectionery' segment was expanded with the launch of **'Mango Natkhat'** in the hard-boiled candy segment in June 2006. The range of **'Aashirvaad Instant Mixes'** introduced recently has been very well received by consumers and has been extended to all target markets during the quarter.

Lifestyle Retailing

The Company's portfolio of products in the premium segment comprising the **'Classic'** range of formal wear, **'Wills Sport'** relaxed wear and **'Wills Clublife'** evening wear expanded its consumer franchise significantly during the quarter. Sales recorded a strong growth driven by higher footfalls/conversion, improved realisations and enhanced levels of sell-through. The business is in the process of enhancing its retail footprint with the launch of 8 new stores in upcoming malls over the next 12 months.

Subsequent to the resounding success of the first **'Wills Lifestyle India Fashion Week'** (WIFW) held in April'06, the business has introduced a high-end WIFW couture line created by leading Indian designers across select 'Wills Lifestyle' stores.

In the popular segment, the **'John Players'** brand continued to create a buzz among its youthful target audience, effectively leveraging the association with superstar and youth icon Hrithik Roshan. Distribution reach was further strengthened through the expansion of the 'exclusive brand outlet' network and increased presence in key 'multi-brand outlets'.

The business continued to actively pursue opportunities in the **Exports** arena establishing long-term partnerships with high potential customers. The business is also in the process of enhancing manufacturing capacities to take full advantage of the emerging growth opportunities.

Greeting, Gifting & Stationery Business

The stationery business continued to be scaled up with sales of **'Classmate'** during the quarter doubling over last year. **'Classmate'** is the most widely distributed notebook brand across the country and has established itself as the quality leader in a short span of time leveraging the superior brightness and smoothness of elemental chlorine free (ECF) paper manufactured at the Company's Bhadrachalam unit. The business is in the process of launching a slew of premium products under the **'Paperkraft'** range. In line with its **'Citizen First'** philosophy, the Company contributes Re.1 to its social responsibility initiatives for every notebook sold.

Though the Greeting Cards segment continued to be impacted by the rapid growth of mobile telephony and messaging services, the **'Expressions'** brand sustained its leadership status in multi-brand outlets across the country.

Safety Matches & Incense Sticks

In the Safety Matches business, the Company's brands, including **'Aim'** which is the largest selling brand of matches in the country, continued to enjoy strong consumer preference, resulting in enhanced market standing. The anticipated synergies arising out of the recent acquisition of WIMCO Ltd. by the Company's subsidiary, Russell Credit Ltd. are being progressively realised.

Market standing of the Company's **'Mangaldeep'** brand of incense sticks (agarbattis) was further strengthened during the quarter with sales increasing by nearly 60% over last year. The business recently entered into an agreement with the Exim Bank of India to leverage its marketing services and large overseas presence for the export of incense sticks sourced from units in the small-scale and cottage sector. Sourcing from Khadi & Village Industries Commission (KVIC) approved units continued during the quarter. The business also continued its collaboration with various NGOs to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'.

FMCG-Cigarettes

The Cigarettes industry continued to operate in a challenging environment especially in view of the severe restrictions on advertisement and communication brought about with the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 and ratification of the Framework Convention for Tobacco Control, of which India was one of the first signatories. While the Company welcomes fair and pragmatic laws on tobacco control and ensures compliance with these in letter and spirit, it is engaged in drawing the attention of policymakers and legislators to the inequitable situation arising out of tobacco control legislation being enforced, in effect, only on the cigarette industry.

While excise duty on cigarettes was increased by as much as 10% in March 2005 and by another 5% in March 2006, there was no increase in duties on bidis, which outsell cigarettes more than 8 times. In view of the already existing high tax burden on cigarettes, this sharp increase in excise duty, while significantly disadvantaging cigarettes vis-à-vis other tobacco products could lead to a reduction in the economic value per unit of tobacco consumed in the country with consequent impact on the potential revenue collection from the tobacco sector.

Further, Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before the Courts. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

The Company's commitment to world-class quality enabled it to further strengthen market standing and sustain its leadership position in the industry. The business continues to focus

on delivering superior value to consumers through the introduction of modern format packaging in all segments and design enhancement of leading brands based on state-of-the-art technology. On the manufacturing front, investments are being progressed towards enhancement of quality and productivity.

Hotels

The hotels business posted a strong performance during the quarter with Segment Revenues growing by 35% to touch Rs.199 crores on the back of improved occupancies/realisations across properties. Underlying growth in Segment Results stood at 96% over last year after adjusting for the once-off pre-tax income of Rs. 26.77 crores (net) arising from the settlement reached with the owners of Searock Hotel in May 2005 and included in the financials for the quarter ended 30th June 2005.

A comprehensive renovation and product upgradation programme is underway at various hotels in keeping with the Company's strategy of maintaining the contemporariness of its properties. The business also made steady progress in the construction of its new super-deluxe luxury hotel at Bangalore. Substantial progress was also achieved towards developing the project plans for a new property at Chennai.

Paperboards, Specialty Paper & Packaging

Sales of value added paperboards continued to record strong growth during the quarter, further enriching the product mix. These products now constitute appx. 55% of total paperboard sales. In the recycled segment, the Kovai unit continued to improve capacity utilisation and benefit from the recent investments in a captive power plant and a de-inking plant. Capacity utilisation of the 75000 TPA line (PMV), commissioned in January 2005, improved substantially during the quarter. The machine also commenced production of value added grades leveraging the recent investments in technology upgradation.

In fulfilment of its commitment to a cleaner environment, the Company's Elemental Chlorine Free (ECF) pulp mill continues to meet world-class environmental standards. Plans are underway to nearly double pulping capacity to achieve cost competitiveness and meet future growth requirements. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard. The business made good progress during the quarter towards scaling up the plantation programme in line with the objective of achieving a total coverage of 100000 hectares by the end of the decade.

The Packaging and Printing business further expanded its range of offerings to include a wider variety of contemporary packaging formats. This has enabled it to provide discernibly superior and innovative packaging solutions not only to the Company's cigarettes business but also to the FMCG and paperboards businesses. Apart from providing a source of sustainable competitive advantage to these businesses, the investments have begun delivering substantial savings to the ITC system. Plans are underway to augment capacity both in the Cartons and Flexibles segment. Investments towards capacity augmentation at the Chennai unit are also being progressed to meet the enhanced requirements of the cigarettes business.

Agri business

Overall Agribusiness revenues during the quarter recorded a growth of 47% driven primarily by increased levels of soya trade and higher wheat sales to the Company's branded packaged foods business. However, Segment Results were impacted due to the incremental costs associated with scaling up of the choupal network and income from export incentives included last year.

The e-choupal network was further ramped up during the quarter to 6270 installations. The network now reaches out to over 3.5 million farmers in the States of Madhya Pradesh, Haryana, Uttaranchal, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala. The e-choupal initiative won the prestigious '**Stockholm Challenge Award 2006**' in the Economic Development category. The award recognises initiatives that leverage Information Technology to improve living conditions and foster economic growth in all parts of the world. This award crowns a series of global honours for your Company's e-Choupal initiative making it the most lauded information technology-based rural transformation model.

On the sourcing front, the e-choupal network made an invaluable contribution to strengthen the Company's branded packaged foods business through access to high quality, identity preserved wheat at competitive prices. The rural distribution initiative made good progress recording a robust growth in channel throughput. The business also made significant progress on the rural retail front with the launch of 3 more **'Choupal Saagars'** during the quarter. 10 'Choupal Saagars' are now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh while 9 more are in an advanced stage of construction. These 'Choupal Saagars', in synergistic combination with the e-choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

Cigarette leaf tobacco exports continued to make steady progress during the quarter on the back of new business development initiatives and the strategy of offering customised product and service offerings to key customers. The business is in the process of upgrading its green leaf threshing plant at Anaparti, Andhra Pradesh.

Contribution to Sustainable Development

The Company continued to make progress during the quarter in its social development initiatives in line with its philosophy of creating stakeholder value through serving society.

The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, now covers nearly 1,135 water-harvesting structures providing critical irrigation to 10,718 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, the Company has taken the next crucial step towards ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices were further supported by the Company's promotion of organic fertilisers through vermi-composting and 'Nadep' technology.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, special emphasis is being given towards improving livestock quality. Cattle development centres under the Company's livestock development programme currently reach out to over 1,440 villages, providing integrated animal husbandry services to more than 46,000 milch animals. Another key intervention is in the area of economic empowerment of women. The ITC sponsored micro-credit groups have spawned over 10,650 women entrepreneurs in select rural areas. Several initiatives are also underway in the areas of Health & Sanitation and Primary education.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. Already a water-positive enterprise, the Company also became 'carbon-positive' during 2005/06 and is making rapid strides towards achieving 'zero solid waste' status.

The Board of Directors, at its meeting in Kolkata on 21st July, 2006, approved the financial results for the quarter ended 30th June 2006, which are enclosed.

Kolkata
July 21, 2006


ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

21st July, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2006

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2006, approved at the meeting of the Board of Directors of the Company held on 21st July, 2006.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2006, is also enclosed.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results for the Quarter ended 30th June, 2006

(Rs. in Crores)

		Quarter ended 30.06.2006	Quarter ended 30.06.2005	Twelve months ended 31.03.2006
GROSS INCOME		4719.06	3960.57	16510.51
NET SALES TURNOVER	(1)	2849.75	2266.88	9790.53
OTHER INCOME	(2)	84.94	84.52	286.08
NET INCOME (1+2)		2934.69	2351.40	10076.61
Less:				
TOTAL EXPENDITURE	(3)	1879.18	1440.12	6463.15
a) (Increase) / decrease in stock-in-trade		(241.13)	(162.97)	(141.67)
b) Consumption of raw materials, etc.		1471.66	1038.00	4124.90
c) Staff cost		152.55	123.74	541.40
d) Other expenditure		496.10	441.35	1938.52
INTEREST (Net)	(4)	0.72	1.08	11.93
DEPRECIATION	(5)	87.64	80.06	332.34
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	967.15	830.14	3269.19
Less:				
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	314.87	271.84	988.82
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	652.28	558.30	2280.37
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	-	-	(45.02)
PROFIT AFTER TAX (8+9)		652.28	558.30	2235.35
PAID UP EQUITY SHARE CAPITAL	(10)	375.52	249.43	375.52
(Ordinary shares of Re. 1/- each)				
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	8626.79
EARNING PER SHARE (Rs.)	(12)			
On Profit after Tax before Exceptional Items				
- Basic (Rs.)		1.74	1.49	6.08
- Diluted (Rs.)		1.73	1.48	6.05
On Profit after Tax and Exceptional Items				
- Basic (Rs.)		1.74	1.49	5.96
- Diluted (Rs.)		1.73	1.48	5.93
AGGREGATE OF PUBLIC SHAREHOLDING	(13)			
- NUMBER OF SHARES		3689623001	2431270300	3686478363
- PERCENTAGE OF SHAREHOLDING		98.25	97.47	98.17

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 21st July, 2006.

(ii) Figures for the corresponding previous quarter have been re-arranged, wherever necessary, to conform to the figures of the current quarter.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) Effective 1st April, 2006, the Company has adopted the revised Accounting Standard - 15 (AS-15) Employee Benefits as issued by the Institute of Chartered Accountants of India. Pursuant to this, based on actuarial valuation :

a) the net additional opening liability as on 1st April, 2006 for defined benefit plans towards Pension and Gratuity amounting to Rs. 0.17 Crore has been adjusted against the opening balance of revenue reserves, and

b) there is an additional charge of Rs. 1.69 Crores for the current quarter towards liability for Pension and Gratuity.

(v) Profit after tax of Rs. 558.30 Crores for the quarter ended 30.06.2005 included a once-off income (net of tax) of Rs. 19.49 Crores which arose from the settlement reached with the owners of Searock Hotel. Consequently, the underlying growth in Profit after tax for the quarter ended 30.06.2006 is 21.1%.

(vi) During the quarter, 8 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vii) Provision for Taxation includes Rs.3.08 Crores (corresponding previous quarter Rs. 4.32 Crores) for Fringe Benefit Tax.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2006 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 21st July, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2006

(Rs. in Crores)

	Quarter ended 30.06.2006	Quarter ended 30.06.2005	Twelve months ended 31.03.2006
1. Segment Revenue			
a) FMCG - Cigarettes	3159.20	2843.07	11329.74
- Others	359.68	200.32	1013.47
Total FMCG	**3518.88**	**3043.39**	**12343.21**
b) Hotels	198.77	146.87	783.35
c) Agri Business	1111.09	753.93	2678.44
d) Paperboards, Paper & Packaging	501.48	460.74	1895.73
Total	**5330.22**	**4404.93**	**17700.73**
Less : Inter-segment revenue	696.10	528.88	1476.30
Gross sales / Income from operations	**4634.12**	**3876.05**	**16224.43**
2. Segment Results			
a) FMCG - Cigarettes	815.56	694.62	2708.78
- Others	(58.18)	(54.66)	(171.81)
Total FMCG	**757.38**	**639.96**	**2536.97**
b) Hotels*	57.55	56.11	258.09
c) Agri Business	47.13	36.33	90.86
d) Paperboards, Paper & Packaging	104.62	89.55	351.42
Total	**966.68**	**821.95**	**3237.34**
Less : i) Interest (Net)	0.72	1.08	11.93
ii) Other un-allocable expenditure net of un-allocable income	(1.19)	(9.27)	(43.78)
Total Profit Before Tax and Exceptional Items	**967.15**	**830.14**	**3269.19**
3. Capital Employed			
a) FMCG - Cigarettes **	1503.52	739.97	1463.28
- Others	793.23	445.74	489.30
Total FMCG	**2296.75**	**1185.71**	**1952.58**
b) Hotels	1379.47	1370.71	1374.22
c) Agri Business	1232.87	900.57	1059.65
d) Paperboards, Paper & Packaging	1959.81	1768.85	1908.07
Total Segment Capital Employed	**6868.90**	**5225.84**	**6294.52**

* The Segment Results for Hotels for the quarter ended 30.06.2005 included a once-off income of Rs. 26.77 Crores (net) which arose from the settlement reached with the owners of Searock Hotel.

** Before considering provision of Rs. 449 Crores (30.06.2005 - Rs. 359 Crores) in respect of disputed State taxes, the levy/ collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Foods).
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(5) Figures for the corresponding quarter last year have been recast to conform to current presentation.

Registered Office :
Virginia House
37 J.L. Nehru Road
Kolkata 700 071, India
Dated : 21st July, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata 700 071

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the Quarter ended 30th June 2006" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A. F. Ferguson & Co.
Chartered Accountants



(M. S. Dharmadhikari)
(Partner)

Kolkata: 21st July, 2006



TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A. E., MUSCAT, OMAN